UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Kabushiki Kaisha PEPPER FOOD SERVICE

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

713360105

(CUSIP Number)

Kunio Ichinose

17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku

Tokyo, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 713360105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kunio Ichinose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,591,000 common shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,591,000 common shares (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,591,000 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.27% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Held in the form of 3,511,000 shares of common shares and 400,000 American Depositary Shares (“ADSs”), with each ADS representing one-fifth of a common share. The common shares are not registered for trading but only in connection with the registration of ADSs, which are evidenced by the American Depositary Receipts (“ADRs”). The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common share. A shareholder of record is entitled to one vote per unit (100 shares) of common stock.

(2)

This percentage is based on 20,790,800 common shares of the Issuer outstanding as of June 30, 2018, as reported on the Issuer’s Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission on September 4, 2018.

SCHEDULE 13G
CUSIP No. 713360105

Item 1.

(a)	Name of Issuer

Kabushiki Kaisha PEPPER FOOD SERVICE

(b)	Address of Issuer’s principal executive offices

17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan

Item 2.

(a)	Name of persons filing

Kunio Ichinose. Mr. Ichinose is the Chief Executive Officer and Representative Director of the Issuer.

(b)	Address or principal business office or, if none, residence

The principal business office of Kunio Ichinose is 17th floor, Olinas Tower, 4-1-3 Taihei, Sumida-ku, Tokyo, Japan.

(c)	Citizenship

Mr. Ichinose is a citizen of Japan.

(d)	Title of class of securities

Common shares, no par value

(e)	CUSIP No.

713360105

Note: There is no CUSIP number assigned to the Issuer’s common shares. This CUSIP number applies to the ADRs, which evidence the ADSs, which are quoted on The NASDAQ Global Market under the symbol “KPFS.”

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G
CUSIP No. 713360105

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page and is incorporated herein by reference. This Schedule 13G is being filed in connection with the listing of the Issuer’s ADSs on The NASDAQ Global Market on September 27, 2018.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G
CUSIP No. 713360105

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2018

/s/ Kunio Ichinose
Kunio Ichinose